Fortuna reports 1,074,007 ounces of Ag and 5,183 ounces of Au for second quarter 2013

Vancouver, July 11, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F ) today announces production figures from its two operating mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.  In the second quarter of 2013, the company delivered 1,074,007 ounces of silver, 5,183 ounces of gold and significant base metal by-product.  Silver and gold production for the first six months of the year totaled 2,066,225 and 9,675 ounces respectively.  Silver production was 6 % above budget while gold production was in line with plan (see Fortuna news release dated June 18, 2013).  Fortuna is on schedule to produce 4.5 million ounces of silver and 23,600 ounces of gold or 5.9 million ounces of Ag Eq* in 2013.

Jorge A. Ganoza, President and CEO, commented: “We are pleased with production results for the quarter which are in line with budget.  Our team at Caylloma has done an excellent job in implementing initiatives to improve silver recovery resulting in 83.34 % for the month of June.  Management is working on implementing cost and capital reduction measures.  Details will be given in the earnings call next month.”

Second Quarter Production Highlights

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Silver production of 1,074,007 ounces; 8 % increase over Q2 2012

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Gold production of 5,183 ounces; 11 % decrease over Q2 2012

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Lead production of 4,666,444 pounds; 15 % increase over Q2 2012

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Zinc production of 6,131,316 pounds; 15 % increase over Q2 2012

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Cash cost for the San Jose mine of US$77.18/t; 1 % below guidance of US$78/t

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Cash cost for the Caylloma mine of US$93.34/t; 4 % below guidance of US$97/t

Consolidated Operating Highlights:

	Second Quarter 2013			Second Quarter 2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled (t)	113,906	102,264		115,870	92,011
Average tpd milled	1,280	1,147		1,302	1,046
Silver**
Grade (g/t)	167	199		181	187
Recovery (%)	80.91	88.66		75.60	88.04
Production (oz)	493,438	580,570	1,074,007	509,897	486,296	996,193

(*) Ag Eq calculated using Ag = US$23.11/oz and Au = US$1,413.65/oz

	Second Quarter 2013			Second Quarter 2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.34	1.61		0.42	1.96
Recovery (%)	40.03	88.36		49.68	87.52
Production (oz)	502	4,681	5,183	780	5,066	5,846
Lead
Grade (%)	2.05			1.85
Recovery (%)	90.79			85.68
Production (lbs)	4,666,444		4,666,444	4,055,465		4,055,465
Zinc
Grade (%)	2.81			2.49
Recovery (%)	86.88			83.73
Production (lbs)	6,131,316		6,131,316	5,324,929		5,324,929

(**) Caylloma mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

Silver and gold productions for the quarter were 20 % and 11 % above budget.  Average head grade for silver was 199 g/t or 7 % above plan and for gold was 1.61 g/t or 1 % below budget.

The main access decline has reached level 1200 and is advancing towards level 1100.  Additionally, we are executing the access to production blocks E, F and J.  The mine is on track to source fresh ore for 1,500 tpd in August and for 1,800 tpd in November.  Mill expansion to 1,800 tpd is advancing according to plan and is scheduled to be commissioned in the third quarter of this year.

Caylloma Mine, Peru

Silver production for the quarter was in line with budget and average head grade for silver was 167 g/t or 2 % below plan.  Metallurgical recovery for silver was 80.91 % or 4 % above budget as a result from the initiatives implemented during the first quarter of the year.  The company continues conducting additional metallurgical testing and executing process improvements to exceed results obtained to date.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone: +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone: +1.647.725.0813

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.